Exhibit 8.1

Registrant’s Subsidiaries	Jurisdiction of Formation
Adventure Two S.A.	Marshall Islands
Adventure Three S.A.	Marshall Islands
Adventure Four S.A.	Marshall Islands
Adventure Five S.A.	Marshall Islands
Adventure Six S.A.	Marshall Islands
Adventure Seven S.A.	Marshall Islands
Adventure Eight S.A.	Marshall Islands
Adventure Nine S.A.	Marshall Islands
Adventure Ten S.A.	Marshall Islands
Adventure Eleven S.A.	Marshall Islands